September 16, 2024

Steven Shallcross
Chief Executive Officer
Theriva Biologics, Inc.
9605 Medical Center, Suite 270
Rockville, MD 20850

       Re: Theriva Biologics, Inc.
           Registration Statement on Form S-1
           Filed September 10, 2024
           File No. 333-282024
Dear Steven Shallcross:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Leslie Marlow, Esq.